Filed by The Ether Machine, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: The Ether Machine, Inc.

Commission File No.: 132-02877

As previously disclosed, on July 21, 2025, Dynamix Corporation (“SPAC”) and The Ether Machine, Inc., a Delaware corporation (“Pubco”) entered into a Business Combination Agreement, dated as of July 21, 2025, with ETH SPAC Merger Sub Ltd., a Cayman Islands exempted company, The Ether Reserve LLC, a Delaware limited liability company (the “Company”), Ethos Sub 1, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC (“SPAC Subsidiary A”), Ethos Sub 2, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC Subsidiary A (“SPAC Subsidiary B”), Ethos Sub 3, Inc., a Delaware corporation and a wholly-owned subsidiary of SPAC Subsidiary B, and ETH Partners LLC, a Delaware limited liability company.

Pubco emailed the following investor letter to investors and posted the letter on the “Investor Updates” section of its website on February 16, 2026:

Greetings Machinists,

We entered 2026 working toward the public launch of Ether Machine. We continue to expect the remaining steps – SEC clearance, shareholder vote, and close – to follow in sequence once SEC comments are resolved.

As we move through this regulatory phase, we want to reiterate our belief in a core point: Ether Machine is built to operate and generate ether regardless of short-term public-market dynamics.

We are not a passive Digital Asset Treasury. We will become an Ethereum Operating Company, designed from inception with the intent to increase ETH-per-share via ETH-denominated revenue through staking infrastructure, protocol participation, and onchain operations. Ethereum on our balance sheet is not the end point, it’s the starting point, and our team is actively creating value today through staking, and in future through active management decisions around restaking, DeFi, and other Ethereum-aligned opportunities.

Ether Machine Developments

ETHM December and January Performance and Yield

All ETH held by Ether Machine remains fully staked onchain and actively generating yield, continuing to outperform the CESR benchmark:

●	Validator performance: 99.92%

●	ETHM annualized staking yield (January ‘26): 2.86%

●	Ethereum network average staking yield CESR (January): 2.83%

These results reflect continued operational discipline across validator uptime, execution- layer optimization and risk management. Staking remains the current foundation of our yield stack, providing base-layer revenue while preserving full liquidity and Ethereum alignment.

Expanding ETHM’s Onchain Yield Roadmap

Beyond native staking, we are actively researching the roadmap for additional onchain ETH yield post-launch, including:

●	Restaking opportunities across select validator services

●	Carefully structured DeFi strategies focused on ETH-denominated return

●	Risk-adjusted participation in protocol-level revenue streams

We are in active discussions with leading teams across Restaking and DeFi to evaluate opportunities that meet our standards for safety, durability, and transparency. This work is enabled by the team’s near decade-long experience operating through multiple Ethereum cycles; across consensus changes, DeFi expansions, and market drawdowns. Our in-house approach is deliberate by design: incremental, risk-aware, and aligned with long-term ETH compounding rather than short-term yield chasing.

Market Commentary

Ethereum Network Growth

Ethereum remains the home of tokenized assets and stablecoins with $341 billion TVL, $182 billion stablecoin supply as of mid January. Ethereum mainnet usage also hit new all time highs in January (source) with:

●	288.4 million unique onchain ETH token holders

●	$337.1 billion in ecosystem total value locked (TVL)

●	$183.5 billion in stablecoin supply

●	14.7 million active monthly users (an increase of over 63% since December)

●	70 million monthly transactions (nearly 36% increase from December)

Network efficiency also continued to improve, with throughput reaching ~26 transactions per second (TPS) and median transaction fees near historical lows (source). These metrics reflect sustained demand paired with meaningful scaling progress.

January also marked a notable shift in the tone of global institutional and policy discourse around crypto and tokenization. At Davos, public comments from Larry Fink emphasized tokenization as a structural upgrade to global financial plumbing, while President Trump and David Sacks reinforced the administration’s stated objective of ensuring the US remains the global center for crypto innovation.

This mainstream rhetoric is being backed up by news that Wall Street funds continue to launch tokenization projects on Ethereum – Fidelity announced their plan last month for a stablecoin product on Ethereum, joining major financial institutions like Blackrock, JP Morgan, Franklin Templeton, and Amundi. Across asset management, banking, and payments, the pattern is consistent: when institutions deploy real capital and regulated products onchain, Ethereum is the settlement layer they choose.

Importantly, we believe Ethereum’s fundamental strength is now being reinforced by regulatory clarity. The GENIUS Act, passed in 2025, is scheduled to begin phased implementation later in 2026, formally enabling compliant stablecoin issuance and usage within the US financial system. This framework removes a major structural uncertainty around dollar-denominated settlement on public blockchains and provides a clear legal foundation for banks, fintechs, and enterprises to transact onchain at scale. We believe that Ethereum is the primary beneficiary of this shift, given its dominance as the settlement layer for regulated stablecoins and tokenized cash instruments.

In parallel, the CLARITY Act continues to advance through legislative debate, with updated drafts and bipartisan engagement pointing toward a potential passage path in the coming months. As currently structured, the Act would codify a market-structure regime that treats sufficiently decentralized, mature blockchains as digital commodities under CFTC oversight. We believe that Ethereum is widely regarded as the reference case for this classification.

Together, we believe these developments mark a meaningful transition: crypto markets are entering increased institutional adoption with a clearer regulatory runway. For Ethereum-aligned operating companies, we expect that this combination supports not only asset valuation but also long-term revenue growth tied to increased onchain activity, settlement volume, and institutional participation.

We view these dynamics as structurally supportive of Ethereum’s role as financial infrastructure and of business models, like Ether Machine, that are built to operate directly on top of that infrastructure rather than merely hold it.

ETHM Focus: Ethereum and ETH-Per-Share Growth

Ether Machine maintains a deliberately focused mandate:

We do not pursue non-ETH ecosystem investments.
We do not allocate capital to venture-style moonshots.
We do not diversify away from Ethereum to chase narrative rotations.

There are excellent firms built for those strategies. ETHM is not one of them.

Our goal is singular: to operate Ethereum-aligned infrastructure and strategies that increase Ether-per-share over time, and to offer the public markets the most institutional, transparent, and accretive way to access ETH exposure.

We believe every major institution will carry a dedicated Ethereum position in the coming years as onchain activity, settlement volume, and real-world integration continue to scale. ETHM is designed to be the cleanest expression of that exposure (ETH + ETH-native alpha) inside a regulated public-company framework.

We appreciate your continued support and engagement as we move through the final steps toward launch. January marked a transition from regulatory pause back to forward motion, and the focus now is execution.

Best,

Ether Machine Team

Additional Information and Where to Find It

SPAC and Pubco intend to publicly file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement of SPAC and a prospectus of Pubco (the “Proxy Statement/Prospectus”) in connection with the proposed business combination (the “Business Combination”) and the other transaction contemplated by the Business Combination Agreement and/or described in this communication (together with the Business Combination and the private placement investments, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of SPAC as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. SPAC and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF SPAC AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH SPAC’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT SPAC, THE COMPANY, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by SPAC and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Dynamix Corp, 1980 Post Oak Blvd., Suite 100, PMB 6373, Houston, TX 77056; e-mail: info@regen.io, or to: The Ether Machine, Inc., 2093 Philadelphia Pike #2640, Claymont, DE 19703, e-mail: dm@etherreserve.com.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The Pubco Class A Stock to be issued by Pubco and the class A units issued and to be issued by the Company, in each case, in connection with the Proposed Transactions, have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

SPAC, Pubco, the Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of SPAC’s securities are, or will be, contained in SPAC’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of SPAC’s shareholders in connection with the Business Combination, including the names and interests of the Company and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by SPAC and Pubco with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of SPAC, the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto, including expectations, hopes, beliefs, intentions, plans, prospects, results or strategies regarding Pubco, the Company, SPAC and the Proposed Transactions and statements regarding the anticipated benefits and timing of completion of the Proposed Transactions, business plans and investment strategies of Pubco, the Company and SPAC, expected use of the cash proceeds of the Proposed Transactions, the Company’s ability to stake and leverage capital markets and other staking operations and participation in restaking, the amount of capital expected to be received in the Proposed Transactions, the assets held by Pubco, Ether’s position as the most productive digital asset, plans to increase yield to investors, any expected growth or opportunities associated with Ether, Pubco’s listing on an applicable securities exchange and the timing of such listing, expectations of Ether to perform as a superior treasury asset, the upside potential and opportunity for investors resulting from any Proposed Transactions, any proposed transaction structures and offering terms and the Company’s and Pubco’s plans for Ether adoption, value creation, investor benefits and strategic advantages. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.

These are subject to various risks and uncertainties, including regulatory review, Ethereum protocol developments, market dynamics, the risk that the Proposed Transactions may not be completed in a timely manner or at all, failure for any condition to closing of the Business Combination to be met, the risk that the Business Combination may not be completed by SPAC’s business combination deadline, the failure by the parties to satisfy the conditions to the consummation of the Business Combination, including the approval of SPAC’s shareholders, or the private placement investments, costs related to the Proposed Transactions and as a result of becoming a public company, failure to realize the anticipated benefits of the Proposed Transactions, the level of redemptions of SPAC’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A shares of SPAC or the shares of Pubco Class A Stock, the lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination, the failure of Pubco to obtain or maintain the listing of its securities any stock exchange on which Pubco Class A Stock will be listed after closing of the Business Combination, changes in business, market, financial, political and regulatory conditions, risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of Ether, the risk that Pubco’s stock price will be highly correlated to the price of Ether and the price of Ether may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions, risks related to increased competition in the industries in which Pubco will operate, risks relating to significant legal, commercial, regulatory and technical uncertainty regarding Ether, risks relating to the treatment of crypto assets for U.S. and foreign tax purposes, challenges in implementing its business plan including Ether-related financial and advisory services, due to operational challenges, significant competition and regulation, being considered to be a “shell company” by any stock exchange on which the Pubco Class A Stock will be listed or by the SEC, which may impact the ability to list Pubco’s Class A Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities, the outcome of any potential legal proceedings that may be instituted against the Company, SPAC, Pubco or others following announcement of the Business Combination and those risk factors discussed in documents of the Company, Pubco, or SPAC filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of SPAC dated as of November 20, 2024 and filed by SPAC with the SEC on November 21, 2024, SPAC’s Quarterly Reports on Form 10-Q, SPAC’s Annual Report on Form 10-K filed with the SEC on March 20, 2025 and the registration statement on Form S-4 and proxy statement/prospectus that will be filed by Pubco and SPAC, and other documents filed by SPAC and Pubco from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, each of which are made only as of the date of this communication.